

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Michael J. Ulrich
SandRidge Mississippian Trust II
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

Via E-mail
Tom L. Ward
Chairman and Chief Executive Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

> **Re:** **SandRidge Mississippian Trust II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2012**
> **File No. 333-178894**
>
> **SandRidge Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 8, 2012**
> **File No. 333-178894-01**

Dear Messrs. Ulrich and Ward:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Joint Registration Statement on Form S-1 and Form S-3

General

1. We remind you to comply with comments 2 through 8 and comment 12 from our letter to you dated February 3, 2012. With regard to prior comment 7, please revise the exhibit index to identify precisely when and with what filing the referenced exhibits were "previously filed." We also remind you to comply with prior comment 13 with regard to updating for the most recent four quarters once the information becomes available.

2. With a view toward revised disclosure, please explain to us why you suggest in response to prior comment 9 that "there is a question, in our view, as to whether the trust is a 'finite-life entity'." In that regard, we note the disclosure at page 2 that the "trust will dissolve and begin to liquidate on December 31, 2031 (such date is referred to as the 'Termination Date') and will soon thereafter wind up its affairs and terminate." See also Item 901(b)(1) of Regulation S-K.

3. We note your response to prior comment 9. Please give effect to Section II.B.2 of Release 33-6900, including Section II.B.2.i, as applicable.

Summary, page 1

Calculation of Target Distributions, page 8

4. We are still reviewing your supplemental reserve report submission and may have additional comments.

Risk Factors, page 20

5. Please eliminate from this section language which mitigates the risk you discuss. Examples include "the use of hedging arrangements limits the downside risk of price declines" (page 28) and "SandRidge intends to obtain and maintain insurance coverage it deems appropriate" (page 33). See prior comment 14.

Drilling for and producing oil and natural gas on the Underlying Properties are high risk activities…page 20

6. We note that your statement that "wells drilled in the Mississippian formation in the AMI typically produce a large volume of water, which requires the drilling of saltwater disposal wells." Please explain to us the procedures you use to recognize the capital well costs and the SWD operating costs in your proved and probable reserve evaluation. Please direct us to these costs' locations in your reserve report.

Notes to Unaudited Pro Forma Financial Information, page F-17

Pro Forma Supplemental Oil and Natural Gas Reserve… page F-21

7.   Please expand your disclosure here to explain the 2011 revisions to your proved reserves. Refer to FASB ASC Paragraph 932-235-50-5.

8.   Please amend your document to disclose the 2011 changes – revisions, acquisition/divestment, discovery/extension, conversion to developed status – to your proved undeveloped reserves. Include the capital you expended for conversion to developed status. Refer to Item 1203 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director